Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES THAT THE PRELIMINARY LICENSE FOR ITS ARIPUANÃ GREENFIELD PROJECT WAS GRANTED

Luxembourg, April 25th, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”) announces the Environmental authorities of the State of Mato Grosso, Brazil (SEMA/MT) granted the Preliminary Environmental License (“LP”) for our Aripuanã project after the approval by the Environmental State Council (CONSEMA) in a session held today. The publication of the decision is expected for the next few days.

The LP certifies that the project complies with the environmental standard requirements of projects with such characteristics and it is one important milestone for the implementation of the Aripuanã project.

About Aripuanã

The Aripuanã project is owned by Mineração Dardanelos Ltda., a joint venture between Nexa (which holds a 62.3% interest), Compañia Minera Milpo S.A.A., which is currently changing its corporate name to Nexa Resources Perú S.A.A., a subsidiary of Nexa (which holds a 7.7% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30%).

Aripuanã is an underground polymetallic project containing zinc, lead and copper, with an anticipated mine life of 24 years and an expected start of production in 2020.  As set out in the preliminary economic assessment (“PEA”), the estimated aggregate capital expenditure required for this project is US$354 million. It is currently estimated that the Aripuanã project, when and if it is fully developed and begins operation, could produce an annual average of approximately 51.0 thousand tonnes of zinc in concentrate, 20.0 thousand tonnes of lead in concentrate, 4.0 thousand tonnes of copper in concentrate and also 1.0 million ounces of silver and 25.0 thousand ounces of gold contained in the zinc, lead and copper concentrates over a 24-year life of mine.

Aripuanã is located in the State of Mato Grosso, Brazil, exhibiting characteristics of a Volcanogenic Massive Sulfide, or VMS. The PEA disclosed the details of the possible development of an operation with 5,000 tpd ore mining and processing capacity.

Outlook

The pre-feasibility study stage was completed during 2017, and Nexa approved the project to move forward to the feasibility study stage. Currently, the feasibility study development (FEL3) has advanced accordingly, reaching 58% of progress at the end of March, 2018 and is expected to be submitted to Nexa’s Board of Directors approval during 2018. In 2017, the exploration program has developed more than 26,600 meter infill drilling focused on mineral resources conversion and identification of mineralized deposits. The project is still pending other applicable licenses and permits in Brazil such as the Installation License (LI) and Operating License (LO).

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Leandro Cappa — Head of IR | ir@nexaresources.com